EXHIBIT 99.1

GameSquare Esports to Present at Collision Tech Conference with NFL Superstar Leonard Fournette, a Complexity Stars Founding Team Member

June 13, 2022, Toronto, Ontario - Gamesquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“Gamesquare”, or the “Company”), will present at Collision 2022 Conference, in Toronto, Ontario held between June 20-23, 2022. Justin Kenna, CEO of GameSquare, will be joined on stage by Leonard Fournette, running back for the Tampa Bay Buccaneers and a Complexity Stars Team Member, and Marissa Roberto, host of Digital SportsCentre at TSN Sports. The group topic is The perfect match: How gaming connects athletes to next-gen fans and will be held on June 22, 2022 at 1:50pm ET. As highlighted in the Company’s 2022 Letter to Shareholders, management intends to grow its audience and to bolster its investor base.

“Collision 2022 is one of the fastest growing tech conferences in North America,” said Justin Kenna. “The event had more than 140,000 virtual attendees over the last two years with more than 33,000 expected for this year’s in-person event. I am excited to be joined by one of the NFL’s most dynamic players and a member of our Complexity Stars team. The Complexity Stars team is the first of its kind, bringing together professional athletes and celebrities who are also gamers under one organization. We believe that the convergence of sports, entertainment, gaming, and esports is happening faster than people appreciate and GameSquare, Complexity Gaming, GCN, Cut+Sew, Code Red, and Fourth Frame Studios intend to remain at the forefront of this important industry trend.”

Collision 2022 will take place between June 20-23, 2022, and boasts more than 33,000 attendees, 600 presenters including some of the most innovative minds in technology and tech investing, 1,250+ start-ups, 1,200+ journalists, and 850+ investors, from more than 40 countries. The event will be held in person, for the first time in two years, at the Enercare Centre in Toronto, Ontario.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

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Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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